Exhibit 11.1

October [  ], 2015

Federated Prime Cash Obligations Fund

Money Market Obligations Trust

4000 Ericsson Drive

Warrendale, PA 15086-7561

Ladies and Gentlemen:

We have acted as counsel to Money Market Obligations Trust, a Massachusetts business trust (the “Trust”), and its portfolio, Federated Prime Cash Obligations Fund (the “Acquiring Fund”), in connection with the filing with the Securities and Exchange Commission (the “SEC”) of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), registering Retirement, Automated and Trust Shares of beneficial interest of the Acquiring Fund to be issued pursuant to the Agreement and Plan of Reorganization (the “Agreement”).

The Agreement, in the form to be adopted by the Acquiring Fund and Federated Automated Cash Management Trust (the “Acquired Fund”), a series of the Trust, provides for the transfer of all or substantially all of the Acquired Fund’s assets (which offers Retirement, Service and Cash II Shares) to the Acquiring Fund in exchange solely for the Retirement, Automated and Trust Shares, respectively, of the Acquiring Fund. Retirement, Automated and Trust Shares of beneficial interest of the Acquiring Fund shall be distributed to holders of Retirement, Service and Cash II Shares, respectively, of the Acquired Fund, in proportion to such shareholders’ holdings on the reorganization date.

You have requested our opinion as to the matters set forth below in connection with the filing of the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Agreement, the Trust’s Amended and Restated Declaration of Trust, the By-Laws of the Trust, and the actions of the Trust that provide for the issuance of the Shares currently being registered, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Money Market Obligations Trust

October [  ], 2015

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Shares to be issued pursuant to the Registration Statement have been duly authorized for issuance by the Trust; and

2.	When issued and consideration therefor has been paid in accordance with the Agreement, the Shares to be issued pursuant to the Registration Statement will be validly issued, fully paid, and nonassessable. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the Trust.

This opinion is rendered solely in connection with the filing of the Registration Statement. We hereby consent to the filing of this opinion with the SEC in connection with the Registration Statement. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates LLP